

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

October 7, 2008

Mr. Joseph A. Turek
Chief Executive Officer
M-Wave, Inc.
1300 Norwood Avenue
Itasca, Illinois 60143

       RE: **M-Wave, Inc.**
               Form 10-KSB for the fiscal year ended December 31, 2007
               Filed March 31, 2008
               File No. 0-19944

Dear Mr. Turek:

     We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                       Sincerely,

                       Angela J. Crane
                       Accounting Branch Chief